Exhibit 99.2

 FEBRUARY 2024 | NASDAQ: IREN  Investor Update

 Disclaimer  Forward-Looking Statements   This presentation includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Iris Energy’s future financial or operating performance. For example, forward-looking statements include but are not limited to the Company’s business strategy, expected operational and financial results and expected increase in power capacity and hashrate. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “may,” “can,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “target,” “will,” “estimate,” “predict,” “potential,” “continue,” “scheduled” or the negatives of these terms or variations of them or similar terminology, but the absence of these words does not mean that statement is not forward-looking. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking.  These forward-looking statements are based on management’s current expectations and beliefs. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause Iris Energy’s actual results, performance or achievements to be materially different from any future results performance or achievements expressed or implied by the forward looking statements, including, but not limited to: Bitcoin price and foreign currency exchange rate fluctuations; Iris Energy’s ability to obtain additional capital on commercially reasonable terms and in a timely manner to meet our capital needs and facilitate its expansion plans; the terms of any future financing or any refinancing, restructuring or modification to the terms of any future financing, which could require Iris Energy to comply with onerous covenants or restrictions, and its ability to service its debt obligations; Iris Energy’s ability to successfully execute on its growth strategies and operating plans, including its ability to continue to develop its existing data center sites and its ability to diversify into the market for HPC solutions; Iris Energy’s limited experience with respect to new markets it has entered or may seek to enter, including the market for HPC solutions; expectations with respect to the ongoing profitability, viability, operability, security, popularity and public perceptions of the Bitcoin network; expectations with respect to the profitability, viability, operability, security, popularity and public perceptions of any HPC solutions that Iris Energy offers; Iris Energy’s ability to secure and retain customers on commercially reasonable terms or at all, particularly as it relates to its strategy to expand into HPC solutions; Iris Energy’s ability to manage counterparty risk (including credit risk) associated with any current or future customers and other counterparties; Iris Energy’s ability to secure renewable energy and renewable energy certificates, power capacity, facilities and sites on commercially reasonable terms or at all; the risk that any current or future customers or other counterparties may terminate, default on or underperform their contractual obligations; Bitcoin network hashrate fluctuations; delays associated with, or failure to obtain or complete, permitting approvals, grid connections and other development activities customary for greenfield or brownfield infrastructure projects; our reliance on third party mining pools, exchanges, banks, insurance providers and our ability to maintain relationships with such parties; expectations regarding availability and pricing of electricity; Iris Energy’s participation and ability to successfully participate in demand response products and services and other load management programs run, operated or offered by electricity network operators, regulators or electricity market operators; the availability, reliability and cost of electricity supply, hardware and electrical and data center infrastructure, including with respect to any electricity outages and any laws and regulations that may restrict the electricity supply available to Iris Energy; any variance between the actual operating performance of Iris Energy’s hardware achieved compared to the nameplate performance including hashrate; Iris Energy’s ability to curtail its electricity consumption and/or monetize electricity depending on market conditions, including changes in Bitcoin mining economics and prevailing electricity prices; actions undertaken by electricity network and market operators, regulators, governments or communities in the regions in which Iris Energy operates; the availability, suitability, reliability and cost of internet connections at Iris Energy’s facilities; Iris Energy’s ability to secure additional hardware, including hardware for Bitcoin mining and HPC solutions it may offer, on commercially reasonable terms or at all, and any delays or reductions in the supply of such hardware or increases in the cost of procuring such hardware; expectations with respect to the useful life and obsolescence of hardware (including hardware for Bitcoin mining as well as hardware for other applications, including HPC solutions); delays, increases in costs or reductions in the supply of equipment used in Iris Energy’s operations; Iris Energy’s ability to operate in an evolving regulatory environment; Iris Energy’s ability to successfully operate and maintain its property and infrastructure; reliability and performance of Iris Energy’s infrastructure compared to expectations; malicious attacks on Iris Energy’s property, infrastructure or IT systems; Iris Energy’s ability to maintain in good standing the operating and other permits and licenses required for its operations and business; Iris Energy ability to obtain, maintain, protect and enforce its intellectual property rights and other confidential information; whether the secular trends Iris Energy expects to drive growth in its business materialize to the degree it expects them to, or at all;   the occurrence of any environmental, health and safety incidents at Iris Energy’s sites; any material costs relating to environmental, health and safety requirements or liabilities; damage to our property and infrastructure and the risk that any insurance Iris Energy maintains may not fully cover all potential exposures; ongoing securities litigation and proceedings relating to the default by two of Iris Energy’s wholly-owned special purpose vehicles under limited recourse equipment financing facilities; ongoing securities litigation relating in part to the default; and any future litigation, claims and/or regulatory investigations, and the costs, expenses, use of resources, diversion of management time and efforts, liability and damages that may result therefrom; any laws, regulations and ethical standards that may relate to Iris Energy’s business, including those that relate to Bitcoin and the Bitcoin mining industry and those that relate to any other solutions we may offer (such as HPC solutions), including regulations related to data privacy, cybersecurity and the storage, use or processing of information; any intellectual property infringement and product liability claims; our ability to attract, motivate and retain senior management and qualified employees; increased risks to our global operations including, but not limited to, political instability, acts of terrorism, theft and vandalism, cyberattacks and other cybersecurity incidents and unexpected regulatory and economic sanctions changes, among other things; climate change and natural and man-made disasters that may materially adversely affect our business, financial condition and results of operations; the ongoing effects of COVID-19 or any other outbreak of an infectious disease and any governmental or industry measures taken in response; our ability to remain competitive in dynamic and rapidly evolving industries; damage to our brand and reputation; and other important factors discussed under the caption “Risk Factors” in Iris Energy’s annual report on Form 20-F filed with the SEC on September 13, 2023 as such factors may be updated from time to time in its other filings with the SEC, accessible on the SEC’s website at www.sec.gov and the Investor Relations section of Iris Energy’s website at https://investors.irisenergy.co.   These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this presentation. The information in this presentation is only effective as of the date given, February 15, 2024, and will not be updated or affirmed unless and until Iris Energy publicly announces updated or affirmed information. Distribution or reference of this presentation following February 15, 2024, does not constitute Iris Energy re-affirming information. Except as required by law, Iris Energy disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.  Non-IFRS Financial Measures   This release includes non-IFRS financial measures. We provide these measures in addition to, and not as a substitute for, measures of financial performance prepared in accordance with IFRS. There are a number of limitations related to the use of these measures. The Company believes that these measures are important and supplement discussions and analysis of its results of operations and enhances an understanding of its operating performance.  All financial information included in this presentation is denominated in USD and references to “$” are to USD unless otherwise stated. All timing references in this presentation are to calendar quarters and calendar years, unless otherwise specified.  Industry and Statistical Data   This presentation includes industry data, statistical data, estimates and other forecasts that may have been obtained from periodic industry publications, third-party studies and surveys, filings of public companies in our industry, internal company surveys, and our review and analysis of market conditions, surveys and industry feedback. Our expectations regarding market and industry data, including expected growth rates, are subject to change based on our ongoing analysis of prevailing market and industry conditions and, as a result, assumptions based on such expectations may not be reliable indicators of future results. We undertake no obligation to update such figures in the future. These sources include government and industry sources, including third-party websites. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. Although we believe the industry data to be reliable as of the date of this presentation, this information could prove to be inaccurate. Industry data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process, and other limitations and uncertainties. In addition, we do not know all of the assumptions regarding general economic conditions or growth that were used in preparing the forecasts from the sources relied upon or cited herein. Further, certain financial measures and statistical information in this document have been subject to rounding adjustments. Accordingly, the sum of certain data may not conform to the expressed total.  2

Iris Energy: Next-Generation Data Centers



- **Infrastructure:** 200MW operating data centers (2,160MW power capacity)
- **Real estate:** >1,000 acre property portfolio plus additional development pipeline
- **Network:** dual-redundant & physically diverse fiber, 100 Gbps capability, multi-tenancy environment
- **Cyber security:** IDS/IPS, virtual firewalls, VLAN segmentation, 2FA remote access VPNs
- **Energy trading:** automatic transition between mining and energy trading to optimize power costs

High performance compute	Bitcoin Mining	AI Cloud Services
Business	Bitcoin network security (Bitcoin rewards sold daily)	GPU compute for AI customers
Hardware	Application-Specific Integrated Circuit (ASIC)	Graphics Processing Unit (GPU)
Monetization[1, 2]	**Per Bitcoin mined** Revenue: ~$52k spot price Electricity Cost: $14k	**Per GPU hour** Revenue: $2.50 Electricity Cost: $0.06
Hardware payback period[3]	~12 to 24 months	~24 months

Notes 1 - 3: Refer to key assumptions on page 18 for further detail

3

 Bitcoin Mining

 5  Executional excellence  5  Fastest growing miner in 2023 - on track for 20 EH/s in 2024  Self-mining capacity  20 EH/s  Note 1: Refer to key assumptions on page 18 for further detail  1.5 EH/s  6.2 EH/s  10 EH/s  Fixed price miner contracts1  Power available  Single site expansion (Childress)

 Executional excellence  Well-positioned going into halving   Robust balance   sheet  Upgraded fleet efficiency  Energy trading business  $146m cash1, $863m market cap2, no debt  Access to capital markets for growth  Acquisition of new-generation Bitmain miners  21.9 J/TH efficiency at 20 EH/s3  Automated power sales when it is more profitable than mining Bitcoin  Dynamic energy trading algorithm and technology stack  6  Reflects USD equivalent, unaudited preliminary cash, cash equivalents and term deposits as of February 9, 2024.   Based on closing share price of $8.30 and 104,033,219 shares outstanding as of February 14, 2024.   Refer to key assumptions on page 18 for further detail

 AI Cloud Services

 Expansion to triple AI cloud services business to 816 NVIDIA H100 GPUs  248 GPUs: existing AI cloud services business  568 GPUs: purchased for delivery and installation in Q2 2024  Ongoing customer conversations  Growth financing workstreams underway  Dell Technologies Partner Program and NVIDIA Partner Network  Technology partnerships with WEKA and Supermicro  Sponsor at NVIDIA GTC (March 2024)  8  Executional excellence  AI Cloud Services  8  Iris Energy’s Prince George Data Center  (NVIDIA H100 cluster)  Working with industry leading companies

 9  Executional excellence  Cost effective, fit for purpose capability  9  Note: References current on-demand pricing of ~$12 per GPU hour for NVIDIA H100 GPUs (based on AWS EC2 p5.48xlarge instance)  “An AI start-up could train their model with a hyperscaler for 2 months, or Iris Energy for a full year”

 10  Presenting the next step in our journey…

 11  Next-generation data centers. Powered responsibly.  Same business. Same goals. Different name.  Introducing IREN

 Financial Summary

Iris Energy

Illustrative comparative economics

Bitcoin Mining - Annualized Hardware Profit (post-halving)[1]

Bitcoin price (US$)	$40,000	$50,000	$60,000
10 EH/s (current network difficulty)[2]	$15m	$47m	$78m
10 EH/s (20% reduction in network difficulty)[3]	$47m	$86m	$125m
20 EH/s (current network difficulty)[4]	$57m	$119m	$182m
20 EH/s (20% reduction in network difficulty)[5]	$119m	$197m	$276m

~$52k spot BTC
(as of Feb 14, 2024)

AI Cloud Services - Annualized Hardware Profit[1]

Pricing ($ per GPU hour)	$2.00	$2.25	$2.50	$3.00
816 GPU cluster	$13.8m	$15.6m	$17.4m	$21.0m

Notes 1 - 5: Refer to key assumptions on page 18 and disclaimer below for further detail

THE ABOVE INFORMATION IS FOR GENERAL INFORMATION AND ILLUSTRATIVE PURPOSES ONLY. THE BITCOIN MINING AND AI CLOUD SERVICES ANNUALIZED HARDWARE PROFIT OUTPUTS ARE FOR ILLUSTRATIVE PURPOSES ONLY AND SHOULD NOT BE CONSIDERED PROJECTIONS OF IRIS ENERGY'S OPERATING PERFORMANCE. SUCH OUTPUTS ARE BASED ON IMPORTANT ASSUMPTIONS AND HISTORICAL INFORMATION, INCLUDING INFORMATION AND CALCULATIONS FROM THIRD PARTY SOURCES (INCLUDING WEBSITES). WE HAVE NOT INDEPENDENTLY VERIFIED SUCH INFORMATION AND CALCULATIONS, AND SUCH INFORMATION AND CALCULATIONS ARE SUBJECT TO IMPORTANT LIMITATIONS AND COULD PROVE TO BE INACCURATE. THE ILLUSTRATIVE OUTPUTS ARE BASED ON HISTORICAL OR THIRD-PARTY INFORMATION WHICH MAY OR MAY NOT MATERIALIZE IN THE FUTURE (INCLUDING THE ABILITY TO CONTRACT CUSTOMERS AT SUCH PRICING, OR AT ALL) – ACCORDINGLY, THERE IS NO ASSURANCE THAT ANY ILLUSTRATIVE OUTPUTS WILL BE ACHIEVED WITHIN THE TIMEFRAMES PRESENTED OR AT ALL OR THAT HARDWARE WILL OPERATE AT 100% UPTIME. THE ILLUSTRATIVE OUTPUTS ASSUME HARDWARE IS FULLY INSTALLED AND OPERATING TODAY USING THE ABOVE ASSUMPTIONS. THESE ASSUMPTIONS ARE LIKELY TO BE DIFFERENT IN THE FUTURE AND USERS SHOULD INPUT THEIR OWN ASSUMPTIONS. THE ABOVE AND THIS PRESENTATION SHOULD BE READ STRICTLY IN CONJUNCTION WITH THE FORWARD-LOOKING STATEMENTS DISCLAIMER ON PAGE 2.

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Iris Energy

Adjusted EBITDA - 1H FY24 vs. 1H FY23

- Adjusted EBITDA increased from $(6.4)m to $20.7m
- Bitcoin mining revenue increased from $30.0m to $76.4m
  - +167% or 3.5 EH/s increase in average operating hashrate (2.1 EH/s to 5.6 EH/s)
  - +57% or 864 BTC increase in BTC mined (1,503 BTC to 2,367 BTC)
  - +62% increase in average price realized per BTC mined ($19.9k to $32.3k)
- Average electricity cost[2] per BTC mined increased from $(9.3)k to $(13.9)k
- Other costs include (1H FY24):
  - Employee benefit expenses $(8.5)m
  - Site operating costs $(3.1)m
  - Insurance costs $(3.1)m
  - Provision for Canadian non-refundable sales tax $(3.0)m
  - Professional fees $(1.4)m

US$m[1]	6 months ended December 31, 2023	6 months ended December 31, 2022
Bitcoin mining revenue	76.4	30.0
Other income	0.5	-
Electricity charges[2]	(36.1)	(13.9)
Realized gain on financial asset[2]	3.1	-
Other costs	(23.3)	(22.3)
Adjusted EBITDA	**20.7**	**(6.4)**
Adjusted EBITDA Margin	**27%**	**(21%)**
Reconciliation to consolidated statement of profit or loss		
Add/(deduct):		
Foreign exchange loss	(2.4)	(7.2)
Non-cash share-based payments expense – $75 exercise price options	(5.9)	(5.9)
Non-cash share-based payments expense	(5.9)	(0.9)
Impairment of assets[3]	-	(105.2)
Reversal of impairment of assets	0.1	-
Unrealized loss on financial assets[4]	(0.3)	-
Other expense items[5]	(3.2)	(1.7)
EBITDA	**3.1**	**(127.2)**
Finance expense	(0.1)	(13.9)
Interest income	1.4	0.2
Depreciation	(15.2)	(19.0)
Loss before income tax (expense)/benefit	**(10.8)**	**(159.9)**
Income tax benefit/(expense)	0.3	(2.0)
Loss after income tax (expense)/benefit	**(10.5)**	**(161.9)**

1. For further detail, see our unaudited interim financial statements for the half-year ended December 31, 2023, included in our Form 6-K filed with the SEC on February 15, 2024.
2. Electricity costs net of realized gain on financial asset was $(33.0) million in 1H FY24. Realized gain on financial asset represents unaudited power credits (primarily driven by voluntary curtailment) earned under hedge contracts.
3. Impairment of assets includes $(15.2) million previously reported as loss on other receivables.
4. Unrealized loss on financial asset represents the change in the fair value of the financial asset recorded in relation to electricity purchased for future usage periods.
5. Other expense items include one-off professional fees including legal fees.

14

Iris Energy

Adjusted EBITDA - 2Q FY24 vs. 1Q FY24

- Adjusted EBITDA increased from $6.8m to $14.0m
- Bitcoin mining revenue increased from $34.4m to $42.0m
  - Average operating hashrate (consistent across both quarters at 5.6 EH/s)
  - 6% or 79 BTC decrease in BTC mined (1,223 BTC to 1,144 BTC, primarily due to the increase in network difficulty)
  - +31% increase in average price realised per BTC mined ($28.1k to $36.8k)
- Average electricity cost[2] per BTC mined increased from $(13.4)k to $(14.5)k
- Other costs include (2Q FY24):
  - Employee benefits expenses $(4.3)m
  - Site operating costs $(1.5)m
  - Insurance costs $(1.5)m
  - Provision for Canadian non-refundable sales tax $(1.4)m
  - Professional fees $(0.8)m

US$m[1]	3 months ended December 31, 2023	3 months ended September 30, 2023
Bitcoin mining revenue	42.0	34.4
Other income	0.5	-
Electricity charges[2]	(16.7)	(19.4)
Realized gain on finanical asset[2]	0.1	3.0
Other costs	(11.9)	(11.4)
Adjusted EBITDA	**14.0**	**6.8**
Adjusted EBITDA Margin	**33%**	**19%**
Reconciliation to consolidated statement of profit or loss		
Add/(deduct):		
Foreign exchange loss	(4.7)	2.2
Non-cash share-based payments expense – $75 exercise price options	(3.0)	(2.8)
Non-cash share-based payments expense	(3.0)	(3.0)
Reversal of impairment of assets	0.1	-
Unrealized loss on financial asset[3]	(0.3)	-
Other expense items[4]	(2.6)	(0.6)
EBITDA	**0.6**	**2.5**
Finance expense	-	(0.1)
Interest income	0.7	0.7
Depreciation	(7.6)	(7.6)
Loss before income tax (expense)/benefit	**(6.3)**	**(4.5)**
Income tax (expense)/benefit	1.1	(0.8)
Loss after income tax (expense)/benefit	**(5.2)**	**(5.3)**

1. For further detail, see our unaudited interim financial statements for the half-year ended December 31, 2023, included in our Form 6-K filed with the SEC on February 15, 2024.
2. Electricity costs net of realized gain on financial asset was $(16.6) million in 2Q FY24 and $(16.4) million in 1Q FY24. Realized gain on financial asset represents unaudited power credits (primarily driven by voluntary curtailment) earned under hedge contracts.
3. Unrealized loss on financial asset represents the change in the fair value of the financial asset recorded in relation to electricity purchased for future usage periods.
4. Other expense items include one-off professional fees including legal fees.

15

 16  Consolidated statement of profit or loss - 1H FY24 vs. 1H FY23  US$m  6 months ended  6 months ended  December 31, 2023  December 31, 2022  Revenue  Bitcoin mining revenue  76.4  30.0  Other income  0.5  -  Total revenue   76.9  30.0  Expenses  Depreciation  (15.2)  (19.0)  Electricity charges1  (36.1)  (13.9)  Realized gain on financial asset1  3.1  -  Employee benefits expense  (8.5)  (8.7)  Share-based payments expense2  (11.8)  (6.8)  Impairment of assets3  -  (105.2)  Reversal of impairment of assets  0.1  0.0  Professional fees  (3.9)  (3.0)  Other operating expenses  (14.1)  (7.2)  Gain/(loss) on sale of assets  -  (5.1)  Unrealized loss on financial asset  (0.3)  -  Operating profit/(loss)  (9.6)  (139.0)  Finance expense  (0.1)  (13.9)  Interest income  1.4  0.2  Foreign exchange loss  (2.4)  (7.2)  Loss before income tax (expense)/benefit  (10.8)  (159.9)  Income tax (expense)/benefit  0.3  (2.0)  Loss after income tax (expense)/benefit  (10.5)  (161.9)  Electricity costs net of realized gain on financial asset was $(33.0) million in 1H FY24. Realized gain on financial asset represents unaudited power credits (primarily driven by voluntary curtailment) earned under hedge contracts.  $(5.9)m of the 1H FY24 expense relates to amortization of $75 exercise price options which were granted pre-IPO (with $370 to $1,850 initial share price vesting conditions).  1H FY23 Impairment of assets includes $(15.2) million previously reported as loss on other receivables.   Loss after income tax increased from $(161.9)m to $(10.5)m  Improvement primarily due to increase in Bitcoin mining revenue and prior period impairment of assets  Key non-cash items in the 1H FY24 loss after income tax of ($10.5)m:  Share-based payment expense of $(11.8)m  Depreciation of $(15.2)m

 17  Balance sheet - December 31, 2023  US$m  As at  As at  December 31, 2023  June 30, 2023  Assets  Cash and cash equivalents  90.3  68.9  Financial asset at fair value through profit and loss  1.3  -  Prepayments and other current assets  17.6  20.3  Total current assets  109.2  89.2  Property, plant & equipment  264.2  241.1  Computer hardware prepayments  30.6  0.1  Other non-current assets  13.2  1.7  Total non-current assets  308.0  242.8  Total assets  417.2  332.1  Liabilities        Lease liabilities  0.2  0.2  Other current liabilities  32.1  23.8  Total current liabilities  32.3  24.0  Lease liabilities  1.2  1.3  Other non-current liabilities  1.8  1.5  Total non-current liabilities  3.0  2.7  Total liabilities  35.3  26.7  Equity        Total equity  381.8  305.4           Total equity and liabilities  417.2  332.1  Reflects USD equivalent, unaudited preliminary cash, cash equivalents and term deposits as of February 9, 2024, which includes $93m of ATM proceeds from shares issued subsequent to December 31, 2023 and excludes purchase of 568 NVIDIA H100 GPUs for $22 million as announced on February 14, 2024.  Cash and cash equivalents of $90.3m  No debt facilities  Total net assets of $381.8m  Strong balance sheet provides flexibility to fund future growth  Cash increased to $146m (as of Feb 9, 2024)1

IrisEnergy

Assumptions and notes

Page 3

1. Electricity Cost per Bitcoin mined reflects historical 1H FY24 average (pre-halving). BTC price as of February 14, 2024.
2. Electricity Cost per GPU hour assumes 1.25kW power draw required for 1 GPU and illustrative $0.05/kWh energy price. $2.50 AI Cloud Service illustrative pricing assumption reflects mid-point of observed AI cloud pricing benchmarks (aggregator pricing observed in the $2 - $3 per GPU hour range).
3. Hardware payback period calculations based on recent observed ASIC and GPU purchase orders and market pricing benchmarks (based on hardware capex only, e.g. excluding data centers). ASIC capex assumes $14/TH pricing. GPU capex assumes ~$40k per H100 GPU pricing. Hardware payback period calculated based on Hardware Profit, which represents revenue less assumed electricity costs (excludes all other site, overhead and REC costs). ~12 to 24 month Bitcoin Mining payback period based on post-halving and an assumed $50k Bitcoin price and a nil to 25% reduction in the post-halving network difficulty. Refer to page 13 for illustrative comparative economics of Bitcoin Mining vs. AI Cloud Services.

Page 5

1. Comprised of miner purchase options with Bitmain for 9 EH/s of T21 miners plus additional miner purchases of 1 EH/s. Decisions with respect to expansion and exercising all, some or none of the miner purchase options will be made during 2024, taking into consideration market conditions, shareholder value and funding availability. In addition, the Company retains flexibility to utilize miner purchase options for purposes of upgrading some or all of its existing fleet.

Page 6

1. Reflects USD equivalent, unaudited preliminary cash, cash equivalents and term deposits as of February 9, 2024.
2. Based on closing share price of $8.30 and 104,033,219 shares outstanding as of February 14, 2024.
3. Assumes full exercise of miner purchase options with Bitmain for 9.1 EH/s of T21 miners. Decisions with respect to exercising all, some or none of the miner purchase options will be made during 2024, taking into consideration market conditions, shareholder value and funding availability. In addition, the Company retains flexibility to utilize miner purchase options for purposes of upgrading some or all of its existing fleet.

Page 13

1. Illustrative Annualized Hardware Profit = revenue less assumed electricity costs (excludes all other site, overhead and REC costs). Calculations assume hardware operates at 100% uptime and $0.05/kWh electricity costs.
2. Source: Coinwarz Bitcoin Mining Calculator. Inputs: 10,000 PH/s (hashrate), ~540 EH/s (global hashrate), 3.125 BTC (block reward), 0.1 BTC (transaction fees), 0.5% (pool fees), 250MW (power consumption).
3. Source: Coinwarz Bitcoin Mining Calculator. Inputs: 10,000 PH/s (hashrate), ~432 EH/s (global hashrate), 3.125 BTC (block reward), 0.1 BTC (transaction fees), 0.5% (pool fees), 250MW (power consumption).
4. Source: Coinwarz Bitcoin Mining Calculator. Inputs: 20,000 PH/s (hashrate), ~540 EH/s (global hashrate), 3.125 BTC (block reward), 0.1 BTC (transaction fees), 0.5% (pool fees), 440MW (power consumption).
5. Source: Coinwarz Bitcoin Mining Calculator. Inputs: 20,000 PH/s (hashrate), ~432 EH/s (global hashrate), 3.125 BTC (block reward), 0.1 BTC (transaction fees), 0.5% (pool fees), 440MW (power consumption).

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Thank You